CONFIDENTIAL TREATMENT REQUESTED
BY COMSCORE, INC.
CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[****]”.
May 8, 2007
VIA EDGAR AND OVERNIGHT COURIER
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Mail Stop 6010

Attn:	Russell Mancuso Eduardo Aleman Brian Cascio Lynn Dicker

Re:	comScore, Inc.
Registration Statement on Form S-1
File No. 333-141740
Initially filed on April 2, 2007
Ladies and Gentlemen:
     On behalf of comScore, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated April 27, 2007 relating to the Company’s Registration Statement on Form S-1 (File No. 333-141740) filed with the Commission on April 2, 2007 (the “Registration Statement”).
     The Company is concurrently filing via EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”), marked in accordance with Rule 310 of Regulation S-T. For

U. S. Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
May 8, 2007	BY COMSCORE, INC.

the convenience of the Staff, we are supplementally providing marked copies, complete with exhibits, of Amendment No. 1.
     In this letter, we have recited the comments from the Staff in bold and italicized type and have followed each comment with the Company’s response. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in Amendment No. 1. Except as otherwise specifically indicated, page references herein correspond to the page of Amendment No. 1. References to “we,” “our” or “us” mean the Company or its advisors, as the context may require.
1.	Please confirm that any preliminary prospectus you circulate will include all non-Rule 430A information. This includes the price range and related information based on a bona fide estimate of the public offering price within that range, and other information that was left blank throughout the document. Also, note that we may have additional comments after you file this information.
RESPONSE TO COMMENT 1:
     In response to the Staff’s comment, the Company hereby confirms that any preliminary prospectus it circulates will include all non-Rule 430A information, including the price range and related information based on a bona fide estimate of the public offering price within that range.
Risk Factors, page 8
We rely on a small number of third-party service providers..., page 15
2.	Please disclose when your data center facility agreements expire, and file the agreements as exhibits to the registration statement.
RESPONSE TO COMMENT 2:
     The Company has revised the disclosure at page 17 of Amendment No. 1 in accordance with the Staff’s comment to disclose the respective expiration dates of our agreements for our Virginia and Illinois data center facilities.
     The Company respectfully submits that the data center facility agreements are not required to be filed as exhibits to the Registration Statement. The Company believes that the agreements are not material contracts of the type specified under Item 601(b)(10) of Regulation S-K because they are contracts that ordinarily accompany the kind of business conducted by the Company, and do not fall within any of the categories specified in Item 601(b)(10)(ii). In

U. S. Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
May 8, 2007	BY COMSCORE, INC.

addition, the two data center facilities are redundant in that the Company could operate using either data center facility if the other facility becomes unavailable or determines not to renew our agreement. Furthermore, although the Company currently relies on only two data center facilities to host and deliver its products, the Company supplementally advises the Staff that there are a number of alternate third-party data center facilities available to provide services to the Company. A partial list of such third-party service providers is attached to this letter as Exhibit A. Accordingly, the Company has revised the disclosure at page 16 of Amendment No. 1 to clarify that the primary risk is an interruption or delay in service, rather than the lack of redundancy or the lack of availability of an alternate service provider.
Cautionary Note, page 26
3.	You may not disclaim responsibility for your disclosure, and you should not use information that you do not believe is reliable. Therefore, please remove the statement regarding your inability to “guarantee...accuracy or completeness.” Likewise, please remove the first sentence of the last paragraph on page 103 which we view as an inappropriate disclaimer.
RESPONSE TO COMMENT 3:
     The Company has revised the disclosure at pages 28 and 109 of Amendment No. 1 in accordance with the Staff’s comment.
Use of Proceeds, page 27
4.	Because Regulation S-K Item 504 requires that you disclose the approximate amount intended to be used for each purpose, please disclose the amount of proceeds intended to be used for capital expenditures.
RESPONSE TO COMMENT 4:
     The Company has revised the disclosure at page 29 of Amendment No. 1 in accordance with the Staff’s comment to disclose the approximate amount of the net proceeds from the offering intended to be used for capital expenditures. In addition, the Company has revised the disclosure at page 29 of Amendment No. 1 to clarify that the Company has no current specific plan for a significant portion of the net proceeds from the offering and that the principal purposes of this offering are to create a public market for the Company’s common stock and to facilitate the Company’s future access to the public equity markets, as well as to obtain additional capital.

U. S. Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
May 8, 2007	BY COMSCORE, INC.

Capitalization, page 28
5.	Please revise to remove the caption relating to cash and cash equivalents from your presentation of capitalization.
RESPONSE TO COMMENT 5:
     The Company has revised the disclosure at page 30 of Amendment No. 1 in accordance with the Staff’s comment.
Dilution, page 30
6.	We note the disclosure at the bottom of page 30. Expand to disclose how the numbers and percentages in this section would change if all outstanding options and warrants were exercised.
RESPONSE TO COMMENT 6:
     The Company has revised the disclosure at pages 32 and 33 of Amendment No. 1 in accordance with the Staff’s comment.
Selected Consolidated Financial Data, page 32
7.	We note your non-GAAP disclosures related to adjusted EBITDA on pages 7 and 35, which appears to be presented as a performance measure. Please refer to Item 10(e) of Regulation S-K and Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures (available on our web site at http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm) and address the following:
•	As it appears that the measure excludes recurring items, tell us the usefulness of the measure and discuss the facts and circumstances that would support presentation of the non-GAAP measure.

•	Discuss the substantive reasons, in detail, why management believes the non-GAAP measure provides useful information to investors.

•	Describe in detail the specific manner in which management uses the non-GAAP measure to conduct or evaluate its business.

U. S. Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
May 8, 2007	BY COMSCORE, INC.

•	Explain the economic substance behind management’s decision to use the measure.

•	Discuss the material limitations associated with the use of the non-GAAP measure as compared to the use of the most directly comparable GAAP measure and the manner in which management compensates for these limitations when using the non-GAAP measure.
RESPONSE TO COMMENT 7:
     The Company has revised the disclosure on pages 7 through 8 and 37 through 38 of Amendment No. 1 in accordance with the Staff’s comment.
     Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 37
Results of Operations, page 43
Revenues, page 44
8.	Where changes in financial statement line items are the result of several factors, each significant factor should be separately quantified and discussed. For example, you say that revenues increased by a combination of increased business with existing customers, continued growth in the number of customers and increases in your price levels. However, you should quantify the impact of each of these factors. In addition, provide a discussion of each of your significant products and services. Your discussion should also address each of the factors that contributed to the improved margins and the significant changes in expense amounts each period, to the extent practicable.
RESPONSE TO COMMENT 8:
     The Company has revised the disclosure on pages 46 and 47 of Amendment No. 1 in accordance with the Staff’s comment. The Company supplementally advises the Staff that the Company did not capture and track revenues by product and service consistently over the periods presented in Amendment No. 1. The Company believes the requested comparisons of revenue by product and service from period to period would be confusing and not meaningful to investors. The Company respectfully refers the Staff to the detailed overview provided in the “Business- Our Product Offerings” section of Amendment No. 1 for a more detailed explanation of the Company’s products and services.

U. S. Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
May 8, 2007	BY COMSCORE, INC.

9.	In addition, the fluctuations in balance sheet accounts (e.g., receivables, deferred revenue, etc.) should be discussed.
RESPONSE TO COMMENT 9:
     The Company has revised the disclosure on page 47 of Amendment No. 1 in accordance with the Staff’s comment.
Cost of Revenues, page 44
10.	Please clarify why panel costs increased in 2006. Also, explain why data center costs increased.
RESPONSE TO COMMENT 10:
     The Company has revised the disclosure on page 47 of Amendment No. 1 in accordance with the Staff’s comment.
Provision for Income Taxes, page 47
11.	Please quantify the limitation mentioned in the last sentence on page 47 based on the change in your ownership.
RESPONSE TO COMMENT 11:
     The Company has revised the disclosure on pages 50 and 51 of Amendment No. 1 in accordance with the Staff’s comment.
Business, page 54
12.	Where you use acronyms to refer to organizations, please ensure that the disclosure first explains the acronyms’ meaning. For example, we note the reference to IDC in this section. Please revise as appropriate.
RESPONSE TO COMMENT 12:
     The Company has reviewed its disclosure throughout Amendment No. 1 to explain the meaning of all acronyms that refer to organizations upon their first use in Amendment No. 1.

U. S. Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
May 8, 2007	BY COMSCORE, INC.

13.	Please tell us whether the organizations mentioned in this section:
•	make their reports publicly available,

•	received compensation from you for preparation of the statistics,

•	prepared the statistics for use in the registration statement, or

•	have consented to your use of their statistics in your document.
RESPONSE TO COMMENT 13:
     The Company has obtained the consent from each of the organizations cited in this section to include the use of their statistics in the Registration Statement. None of the statistics included in this section were prepared specifically for use in the Registration Statement by the Company. The statistics that are attributable to the Internet Advertising Bureau and PricewaterhouseCoopers are contained in a press release that is available to the public for free (as of the date of this letter, the press release may be found at the following URL: http://www.iab.net/news/pr_2007_03_07.asp). All of the other quoted statistics are contained in reports or through subscriptions that are available to the public for a fee. While the fee arrangements with several of these organizations are based on the number of reports that are accessed, none of the organizations were compensated for the preparation of the statistics cited in the Registration Statement.
14.	Please add a section to describe material government regulation, including privacy regulation.
RESPONSE TO COMMENT 14:
      The Company has revised the disclosure on page 74 of Amendment No. 1 in accordance with the Staff’s comment.
Privacy, page 67
15.	Please file Ernst & Young’s consent to your use of its name and its certifications as you do in this section.
RESPONSE TO COMMENT 15:
     As described in the Registration Statement, the Company undergoes an audit of its privacy and data security practices every year. Accordingly, these audits are conducted in the ordinary course of business of the Company and are not prepared for use in the Registration Statement by the Company. In addition, these privacy and data security audits do not involve the

U. S. Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
May 8, 2007	BY COMSCORE, INC.

review or passing upon of any information contained in the Registration Statement. Instead, the audits involve a review of the Company’s compliance with a set of principles for protecting personally identifiable information. These principles may be reviewed at the following URL: https://cert.webtrust.org/ViewSeal?id=590. As a result, the Company respectfully submits that Ernst & Young’s consent is not required to be filed with the Registration Statement. Nonetheless, the Company acknowledges the Staff’s comment and has removed the name of Ernst & Young from this section of the Registration Statement.
Intellectual Property, page 69
16.	Revise to state the scope and duration of your U.S. patent.
RESPONSE TO COMMENT 16:
     The Company has revised the disclosure on page 72 of Amendment No. 1 in accordance with the Staff’s comment.
Management, page 72
Director Compensation, page 74
17.	Please provide us your analysis of why the awards you cite do not generate disclosure that must be included in a “Director Compensation” table per Regulation S-K Item 402(k)(2)(iii) and (iv) as amended by Release 33-8765 (December 22, 2006).
RESPONSE TO COMMENT 17:
     We note that Regulation S-K Item 402(k)(1) requires disclosure concerning compensation of directors for a registrant’s last completed fiscal year. The equity grants referenced on page 81 to Mr. Korn and Mr. Henderson, both of whom are non-employee directors, were made by the Company in years prior to the last completed fiscal year. The Company did not provide compensation during the fiscal year ended December 31, 2006 to any of its non-employee directors.
     Pursuant to Regulation S-K Item 402(k)(2)(i), the Director Compensation table may exclude directors that are also named executive officers, provided their compensation is fully reflected in the Summary Compensation Table. Dr. Abraham and Mr. Fulgoni are directors of the Company and are also named executive officers. Dr. Abraham and Mr. Fulgoni both received compensation for their services as executives to the Company, as further disclosed in the section entitled “Executive Compensation” of Amendment No. 1.

U. S. Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
May 8, 2007	BY COMSCORE, INC.

     Given that the non-employee directors of the Company did not receive compensation for their services in the last fiscal year, and the compensation of the employee directors is otherwise reflected in the Summary Compensation Table, the Director Compensation table required under Regulation S-K Item 402(k) is blank for the Company. Pursuant to Regulation S-K Item 402(a)(5), a “table or column may be omitted if there has been no compensation awarded to, earned by, or paid to any of the named executive officers or directors required to be reported in that table or column in any fiscal year covered by that table.” As such, the Company elected to omit the Director Compensation table.
Compensation Discussion and Analysis, page 77
18.	Please expand your disclosure to clarify how you define “competitive marketplace.”
RESPONSE TO COMMENT 18:
     The Company has revised the disclosure on pages 81 and 84 of Amendment No. 1 in accordance with the Staff’s comment.
19.	Please disclose the objectives established for your named executives, whether those objectives were met, and how those results affected your compensation decisions.
RESPONSE TO COMMENT 19:
     The Company has revised the disclosure on page 83 of Amendment No. 1 in accordance with the Staff’s comment.
Components of our Executive Compensation Program, page 78
20.	Expand your disclosure to describe how each compensation element discussed and your decisions regarding that element fit into your overall compensation objectives and affect decisions regarding other elements.
RESPONSE TO COMMENT 20:
     The Company has revised the disclosure on page 85 of Amendment No. 1 in accordance with the Staff’s comment.

U. S. Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
May 8, 2007	BY COMSCORE, INC.

Short-term Compensation, page 78
21.	Please disclose the percentage of the target bonus that you paid named executives and how you established that percentage.
RESPONSE TO COMMENT 21:
     The Company has revised the disclosure on page 83 of Amendment No. 1 in accordance with the Staff’s comment.
22.	We note that you have not provided a quantitative discussion of the “annual company goals and objectives, functional area goals, and/or individual performance objectives” to be achieved in order for your executive officers to earn their discretionary annual bonuses. Please provide such disclosure or, alternatively, tell us why you believe that the disclosure of such information would result in competitive harm such that the information could be excluded under instruction 4 to Item 402(b). Further, qualitative goals generally need to be presented to conform to the requirements of Item 402(b)(2)(v). To the extent that it is appropriate to omit specific targets, discuss how difficult it would be for the executive, or how likely it will be for the registrant, to achieve the target levels or other factors. Please see instruction 4 to Item 402(b).
RESPONSE TO COMMENT 22:
     The Company has revised the disclosure on page 83 of Amendment No. 1 in accordance with the Staff’s comment.
23.	Please disclose the percentage of the target bonus that you paid named executives and how you established that percentage.
RESPONSE TO COMMENT 23:
     The Company has revised the disclosure on page 83 of Amendment No. 1 in accordance with the Staff’s comment.

U. S. Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
May 8, 2007	BY COMSCORE, INC.

Long-term Compensation, page 79
24.	Expand your disclosure to explain the factors you consider in determining whether to grant stock options that vest evenly based on time, or options that vest according to defined performance milestones.
RESPONSE TO COMMENT 24:
      The Company has revised the disclosure on pages 83 through 84 and 88 through 89 of Amendment No. 1 in accordance with the Staff’s comment.
Total Compensation, page 80
25.	Please clarify what you mean by “competitive levels.” For example, do you seek to provide compensation that is average for your industry? How you determine industry standards, particularly for private companies in your industry?
RESPONSE TO COMMENT 25:
      The Company has revised the disclosure on pages 81 and 84 of Amendment No. 1 in accordance with the Staff’s comment.
Executive Compensation, page 81
Summary Compensation Table, page 81
26.	Please provide disclosure regarding valuation of the option award compensation. See the instruction to Regulation S-K Item 402(c)(2)(v) and (vi) as amended by Release 33-8765.
RESPONSE TO COMMENT 26:
     The Company has revised the disclosure on page 86 of Amendment No. 1 in accordance with the Staff’s comment.

U. S. Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
May 8, 2007	BY COMSCORE, INC.

27.	Please quantify the amounts paid for the items in footnote (4) as required by the instructions to Regulation S-K Item 402(c)(2)(ix).
RESPONSE TO COMMENT 27:
     The Company has revised the disclosure on page 86 of Amendment No. 1 in accordance with the Staff’s comment.
28.	Include in your narrative disclosure a discussion of the differences in compensation among your executive officers. For example, your revised disclosure should make clear why some officers received higher bonuses than others and why only one named executive officer received an option grant.
RESPONSE TO COMMENT 28:
     The Company has revised the disclosure on page 79 of Amendment No. 1 in accordance with the Staff’s comment.
Grant of Plan-Based Awards, page 81
29.	Please provide the disclosure required in the last column of the table “Grant Date Fair Value of Stock and Option Awards.”
RESPONSE TO COMMENT 29:
     The Company has revised the disclosure on page 87 of Amendment No. 1 in accordance with the Staff’s comment.
Outstanding Equity Awards, page 82
30.	The last sentence of footnote 3 indicates that Mr. Fulgoni exercised more options than he owns according to the data in the table. Please reconcile.
RESPONSE TO COMMENT 30:
     The Company has revised the disclosure on pages 88 and 89 of Amendment No. 1 in accordance with the Staff’s comment.

U. S. Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
May 8, 2007	BY COMSCORE, INC.

Employment Agreements, page 84
31.	Please provide the quantitative disclosure required by instruction 1 to Regulation S-K Item 402(j).
RESPONSE TO COMMENT 31:
     The Company has revised the disclosure on page 90 and 91 of Amendment No. 1 in accordance with the Staff’s comment.
Certain Relationships and Related Party Transactions, page 89
32.	Please clarify the extent to which the license agreement mentioned in the first paragraph permits the related party to compete with you. Also disclose the duration of the license. File the agreement as an exhibit to the registration statement.
RESPONSE TO COMMENT 32:
     The Licensing and Services Agreement with Citadel Investment Group, L.L.C. allows Citadel to use and access the digital marketing intelligence that the Company provides to its customers in the ordinary course of business. As with its agreements with its other customers, the Company retains all proprietary and intellectual property rights to the materials supplied to Citadel. During the term of the agreement and for the eighteen month period following its termination, Citadel is prevented from developing a competing system of collecting Internet transaction data from panels of Internet users. However, these non-competition provisions are incidental to the subject matter of the Licensing and Services Agreement.
     Because the Licensing and Services Agreement is of the type made in the ordinary course of the Company’s business, the Company respectfully submits that the agreement is not a material contract of the type specified under Item 601(b)(10) of Regulation S-K. Furthermore, it does not fall within any of the categories specified under Item 601(b)(10)(ii). In November 2006, Citadel Equity Fund Ltd. (an entity affiliated with Citadel Investment Group, L.L.C.) sold all of its capital stock of the Company to several of the Company’s existing stockholders. As a result, Citadel is not a security holder named in the Registration Statement and the Licensing and Services Agreement does not fall within Item 601(b)(10)(ii)(A) of Regulation S-K. The

U. S. Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
May 8, 2007	BY COMSCORE, INC.

Company has revised the disclosure on page 95 of Amendment No. 1 to clarify that Citadel is no longer a security holder and to disclose the term of the agreement.
33. Please provide the disclosure required by Regulation S-K Item 404(b).
RESPONSE TO COMMENT 33:
     The Company has revised the disclosure on page 95 of Amendment No. 1 in accordance with the Staff’s comment.
Principal and Selling Stockholders, page 90
34.	Please revise the selling stockholder table to identify the individuals who beneficially own the shares held by the entities named in the table.
RESPONSE TO COMMENT 34:
     The Company intends to revise the disclosure in accordance with the Staff’s comment in a subsequent amendment to the Registration Statement. The Company is presently communicating with the entities referenced to obtain a final determination as to beneficial ownership held by those entities.

U. S. Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
May 8, 2007	BY COMSCORE, INC.

35.	Please tell us whether any of the selling shareholders are broker-dealers or affiliates of a broker-dealer. Any selling shareholder who is a broker-dealer must be identified in the prospectus as an underwriter. In addition, each selling stockholder who is an affiliate of a broker-dealer must be identified in the prospectus as an underwriter unless that selling stockholder is able to make the following representations in the prospectus:
(a)	The selling shareholder purchased the shares being registered for resale in the ordinary course of business, and

(b)	At the time of the purchase, the selling shareholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.
     Please revise as appropriate.
RESPONSE TO COMMENT 35:
     The Company intends to revise the disclosure in accordance with the Staff’s comment in a subsequent amendment to the Registration Statement. The Company is presently communicating with the entities referenced to obtain the requested information about such selling stockholders.
36.	Please include in the table shares that the security holders beneficially own as determined in accordance with Rule 13d-3, even if beneficial ownership is disclaimed. For example, we note footnote 15.
RESPONSE TO COMMENT 36:
     The Company has revised the disclosure on pages 96 through 98 of Amendment No. 1 in accordance with the Staff’s comment.

U. S. Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
May 8, 2007	BY COMSCORE, INC.

37.	With a view toward disclosure, please tell us when each selling shareholder acquired the offered shares and the consideration paid for the shares. If the shareholders will acquire the offered shares by conversion of outstanding securities, please tell us the consideration per common share equivalent.
RESPONSE TO COMMENT 37:
     The Company supplementally advises the Staff that, unless otherwise disclosed in Amendment No. 1, all shares held by the selling stockholders were originally issued either pursuant to a Company benefit plan or no later than August 1, 2003, which was the date of the Company’s final preferred stock finance round. Certain of the selling stockholders obtained additional shares on November 27, 2006, when a former stockholder sold its shares to certain of the existing stockholders as described on page 95 of Amendment No. 1. The Company supplementally advises the Staff that all transactions that may have involved these selling stockholders in the last 12 months are further described in our Response to Comment 50 included herewith.
38.	Please update the table to include changes such as the restricted stock grants mentioned on page II-2.
RESPONSE TO COMMENT 38:
     The Company has revised the disclosure on pages 96 through 98 of Amendment No. 1 in accordance with the Staff’s comment.
Description of Capital Stock, page 93
39. Please disclose the number of holders of your equity.
RESPONSE TO COMMENT 39:
     The Company has revised the disclosure on page 99 of Amendment No. 1 in accordance with the Staff’s comment.

U. S. Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
May 8, 2007	BY COMSCORE, INC.

Registration Rights, page 96
40.	Please tell us which provision of your Fourth Amended and Restated Investor Rights Agreement governs the termination of sections four and six of the same agreement.
RESPONSE TO COMMENT 40:
     The Company supplementally advises the Staff that sections four and six of the Fourth Amended and Restated Investor Rights Agreement do not automatically terminate upon the completion of its offering. However, the Company is obtaining waivers to such sections of the Fourth Amended and Restated Investor Rights Agreement from the parties thereto. The Company intends to file the form of waiver as an exhibit in a subsequent amendment to the Registration Statement.
Underwriting, page 104
41.	Refer to the fourth full paragraph on page 105. Please provide more specific information regarding your relationships with the underwriters.
RESPONSE TO COMMENT 41:
     The Company has removed the reference on page 111 of Amendment No. 1 to prior and future relationships with the underwriters and their affiliates. No such relationship outside of this offering has previously existed between the Company and those parties, nor does the Company currently contemplate any such future relationship beyond this offering.
Financial Statements, page F-1
42.	Please update the financial statements as required by Rule 3-12 of Regulation S-X.
RESPONSE TO COMMENT 42:
     The Company supplementally advises the Staff that it intends to include updated financial statements pursuant to Rule 3-12 of Regulation S-K in accordance with the Staff’s comment in future amendments to the Registration Statement filed on or after May 15, 2007.

U. S. Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
May 8, 2007	BY COMSCORE, INC.

43.	Include updated accountants’ consents with all amendments to the filing.
RESPONSE TO COMMENT 43:
     The Company has provided an updated consent of Ernst & Young LLP, the Company’s independent registered public accounting firm, as Exhibit 23.1 to Amendment No. 1.
Selected Financial Data, page 5
Consolidated Statements of Operations, page F-5
44.	Please revise to remove the “total stock-based compensation” caption from the table included as a footnote on the face of your statements of operations. Otherwise, as indicated in SAB Topic 14-F, please revise the statement to present the related stock-based compensation charges in a parenthetical note to the appropriate income statement line items. That guidance also indicates that you may present the information in the notes to the financial statements or within MD&A.
RESPONSE TO COMMENT 44:
     The Company has revised the disclosure on pages 5, 36, F-5 and F-31 of Amendment No. 1 in accordance with the Staff’s comment.
Note 2. Revenue Recognition, page F-9
45.	Please revise to disclose the specific elements of your revenue arrangements and the basis for recognizing the total value of these elements over the longest contract term. Please clarify whether any of these amounts are refundable. In addition, tell us the nature and components of the significant amount of deferred revenues and include the related accounting policy in Note 2.
RESPONSE TO COMMENT 45:
     The Company has revised the disclosure of its revenue recognition policies included in the footnotes to the consolidated financial statements on page F-11 of Amendment No. 1 and in its critical accounting policies on page 42 of Amendment No. 1 to include additional disclosures regarding its multiple element arrangements. In addition, the Company has revised its disclosures on page 42 of Amendment No. 1 to address the Staff’s comments regarding refund provisions on the Company’s contracts and the nature and components of deferred revenues.

U. S. Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
May 8, 2007	BY COMSCORE, INC.

     The Company supplementally advises the Staff that its multiple element arrangements typically consist of a subscription to one of the Company’s syndicated products (e.g. Media Metrix) combined with the delivery of periodic reports of data customized to the customers’ specific needs (e.g. a Marketing Solutions product). Access to data under the subscription element is generally provided shortly after the execution of the contract. However, the initial delivery of periodic reports of customized data generally occurs after the data has been accumulated for a specified period, generally one calendar quarter. For example, if a multiple element arrangement is entered into on February 15, 2007, access to the Company’s syndicated product would occur shortly thereafter, while the first report of customized data for the quarter ended March 31, 2007 would be delivered in May 2007.
     As noted in the Company’s revenue recognition policy included in the notes to the consolidated financial statements, the Company recognizes revenue for its multiple element arrangements in accordance with the provisions of EITF No. 00-21, Multiple Element Arrangements (EITF 00-21). The Company has determined that there is not objective, reliable evidence of fair value of these individual elements. Consistent with Paragraph 10 of EITF 00-21, as the delivered element (the syndicated product subscription) does not qualify as a separate unit of accounting, it is combined with the undelivered element (customized data reports) and revenue is recognized for the combined unit of accounting. EITF 00-21 does not specify the appropriate revenue recognition policy for combined units of accounting. However, the Company believes that the proper revenue recognition policy for its multiple element arrangements is to recognize the entire arrangement fee over the performance period of the last deliverable. In general, the performance period for the customized data reports extends beyond the expiration of the subscription for the syndicated product. As a result, the Company recognizes the total arrangement fee on a straight-line basis commencing upon the delivery of the first report of customized data over the period such reports are delivered.
     It should be noted that revenues recognized for the Company’s multiple element arrangements amounted to $3.7 million, or 6% of consolidated revenues, for the year ended December 31, 2006.

U. S. Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
May 8, 2007	BY COMSCORE, INC.

Note 3. Acquisitions, pages F-17 and F-18
46.	We note that you issued 1,060,000 shares of restricted common stock valued at $2,412,000 in the Q2 acquisition and 678,172 shares of restricted common stock valued at $1.6 million in the SurveySite acquisition. Please revise to disclose your basis for determining the value of the stock issued in the acquisitions in accordance with paragraph 51.d of SFAS 141.
RESPONSE TO COMMENT 46:
     The Company has revised the disclosure on pages F-18 and F-19 of Amendment No. 1 in accordance with the Staff’s comment.
47.	Please revise Note 3 to clarify how you determined the estimated fair values of the identifiable intangible assets on pages F-17 and F-18. In addition, include a more detailed description of the methodologies and technology acquired.
RESPONSE TO COMMENT 47:
     The Company estimates the fair value of identifiable intangible assets acquired using several different valuation approaches. The valuation approaches used to determine the estimated fair value of the intangible assets include the replacement cost, income and market approaches. The replacement cost approach is based on determining the discrete cost of replacing or reproducing specific assets. The Company generally uses the replacement cost approach for estimating the value of acquired technology/methodology assets. The income approach converts the anticipated economic benefits that the Company assumes will be realized from a given asset into value. Under this approach, value is measured as the present worth of anticipated future net cash flows generated by an asset. The Company generally uses the income approach to value customer relationship assets and non-compete agreements. The market approach compares the acquired asset to similar assets that have been sold. The Company generally uses the market approach to value trademarks and brand assets. The Company has revised Note 2 at page F-9 of Amendment No. 1 and the discussion of its critical accounting policies at page 43 of Amendment No. 1 to include additional disclosure regarding its process for estimating the value of intangible assets acquired in accordance with the Staff’s comment.

U. S. Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
May 8, 2007	BY COMSCORE, INC.

48.	Please tell us the specific assets that were reduced on a pro rata basis for the SurveySite acquisition since the fair value of the identifiable tangible and intangible assets exceeded the cost of the acquired business. We reference paragraph 44 of SFAS 141.
RESPONSE TO COMMENT 48:
     The Company supplementally advises the Staff that, consistent with Paragraph 44 of SFAS No. 141, the excess of the fair value of the identifiable tangible and intangible assets over the cost of the SurveySite acquisition was allocated as a pro rata reduction of the fair value of the intangible assets and the property and equipment acquired.
49.	Please provide the pro forma disclosures required by paragraphs 54 and 55 of SFAS 141 or tell us why these disclosures are not required.
RESPONSE TO COMMENT 49:
     The Company respectfully submits that Paragraph 54 of SFAS No. 141 requires certain pro forma disclosures for the period in which a material business combination occurs (or for the period in which a series of individually immaterial business combinations occurs that is material in the aggregate). In that regard, the Company notes that the purchase price and total assets of Q2 were approximately 15.1% and 4.5%, respectively, of the Company’s total assets at December 31, 2003, the year-end immediately prior to the acquisition. Further, Q2’s income from continuing operations was approximately 2.7% of the Company’s income from continuing operations for the year ended December 31, 2003.
     With respect to SurveySite, the purchase price and total assets of SurveySite were approximately 15.7% and 7.4%, respectively, of the Company’s total assets at December 31, 2004, the year-end immediately prior to the acquisition. Further, SurveySite’s income from continuing operations was approximately 2.9% of the Company’s income from continuing operations for the year ended December 31, 2004. The Company further submits that neither Q2 nor SurveySite meet the definition of a “significant subsidiary” under Regulation S-X Rule 1-02(w). Based on the foregoing, the Company respectfully submits that it does not believe that the acquisitions of Q2 or SurveySite were material such that the pro forma disclosures are required.

U. S. Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
May 8, 2007	BY COMSCORE, INC.

Note 11. Stockholder’s Deficit, page F-24
1999 Stock Option Plan, page F-24
50.	Provide us with an itemized chronological schedule detailing each issuance of your preferred shares, common shares, stock options and warrants, if applicable, for the last 12 months. Include the following information for each issuance or grant date:
•	Number of shares issued or issuable

•	Purchase price or exercise price per share

•	Any restriction or vesting terms

•	Management’s fair value per share estimate

•	How management determined the fair value estimate

•	Identity of the recipient and relationship to the company

•	Amount of any recorded compensation element and accounting literature relied upon to support the accounting.
In the analysis requested above, highlight any transactions with unrelated parties believed by management to be particularly evident of an objective fair value per share determination. Please provide us with a chronological bridge of management’s fair value per share determinations to the current estimated IPO price per share. Also, indicate when discussions were initiated with your underwriter(s) about possible offering price ranges. We may have additional questions after the estimated IPO price is included in the filing.
RESPONSE TO COMMENT 50:

U. S. Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
May 8, 2007	BY COMSCORE, INC.

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U. S. Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
May 8, 2007	BY COMSCORE, INC.

Part II
Item 17. Undertakings, page II-4
51.	Please include the undertakings required by item 512(a)(5)(ii) and 512(a)(6) of Regulation S-K. Refer to Rule 430C(d) and Rule 424(b)(3).
RESPONSE TO COMMENT 51:
     The Company respectfully submits that the undertakings set forth under Items 512(a)(5)(ii) and 512(a)(6) of Regulation S-K are not applicable to the offering because the securities being registered are not to be offered on a delayed or a continuous basis pursuant to Rule 415 under the Securities Act of 1933.
Exhibits
52.	Please file the agreements governing the acquisitions you describe in the registration statement. See Regulation S-K Item 601(b)(2).
RESPONSE TO COMMENT 52:
     The Company has included the agreements referenced in the Staff’s comment as exhibits to Amendment No. 1 in accordance with the Staff’s comment.
53.	Please file the offer agreements which represent employment terms as described on page 84.
RESPONSE TO COMMENT 53:
     The Company has included the agreements referenced in the Staff’s comment as exhibits to Amendment No. 1 in accordance with the Staff’s comment. The Company supplementally advises the Staff that Magid M. Abraham and Gian M. Fulgoni do not have offer letters or employment agreements with the Company as described on page 90. As such, the Company did not file additional agreements for Dr. Abraham or Mr. Fulgoni with Amendment No. 1. The

U. S. Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
May 8, 2007	BY COMSCORE, INC.

Company supplementally advises the Staff that Sherri Huston terminated employment with the Company on February 28, 2006. The Separation Agreement with Ms. Huston, dated February 28, 2006, is filed as exhibit 10.13 to Amendment No. 1. As the Separation Agreement supersedes the terms of Ms. Huston’s original offer letter referenced in Amendment No. 1, the Company has not filed Ms. Huston’s original offer letter with Amendment No. 1.
54.	Please file complete exhibits with all attachments. For example, we note the exhibits missing from exhibit 10.13.
RESPONSE TO COMMENT 54:
     The Company has refiled complete exhibits with all attachments and has included the agreements included the attachments to all other exhibits filed with Amendment No. 1 in accordance with the Staff’s comment. The Company respectfully submits that Exhibit IV to Exhibit 4.3, Exhibit IV to Exhibit 4.5, Exhibit B to Exhibit 4.9, Exhibit B to Exhibit 4.10 and Exhibit B to Exhibit 4.13 (the “Charter Attachments”) all reference prior versions of the Company’s certificate of incorporation, all of which are superseded by the Company’s current form of amended and restated certificate of incorporation (the “Current Charter”). The Company intends to file its Current Charter with a future amendment to the Registration Statement as an exhibit pursuant to Item 601(b)(3) of Regulation S-K. The Company respectfully submits that attaching the Charter Attachments to the Company’s exhibits is immaterial to an investor’s understanding of the related exhibits as the Current Charter will be available as an exhibit to the Registration Statement.
Exhibit 21
55.	Please tell us which entity is your United Kingdom subsidiary mentioned on page 47.
RESPONSE TO COMMENT 55:
     The Company supplementally advises the Staff that its comScore Europe, Inc. subsidiary is based in the United Kingdom although incorporated under Delaware, U.S.A. law.
* * * *

U. S. Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
May 8, 2007	BY COMSCORE, INC.

     Please direct your questions or comments regarding this letter or the Amendment to the undersigned at (202) 973-8800 or Robert G. Day at (650) 493-9300. Thank you for your assistance.
Respectfully submitted,
WILSON SONSINI GOODRICH & ROSATI
Professional Corporation
/s/ Mark R. Fitzgerald
Mark R. Fitzgerald

cc:	Magid M. Abraham, Ph.D., comScore, Inc. John M. Green, comScore, Inc. Christiana L. Lin, comScore, Inc. Robert G. Day Andrew J. Pitts, Cravath, Swaine & Moore LLP

Exhibit A
List of alternate third-party data center facility service providers
AT&T
Dupont Fabros
Equinix
IBM
Level 3
Savvis
Verizon

Appendix A
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